

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 9, 2021

Chris Chipman
Chief Financial Officer
Virpax Pharmaceuticals, Inc.
1055 Westlakes Drive
Suite 300
Berwyn, PA 19312

> **Re: Virpax Pharmaceuticals, Inc.**
> **Draft Registration Statement on Form S-1**
> **Submitted September 1, 2021**
> **CIK No. 0001708331**

Dear Mr. Chipman:

This is to advise you that we do not intend to review your registration statement.

We request that you publicly file your registration statement no later than 48 hours prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jordan Nimitz at 202-551-6001 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc:    Michael J. Lerner, Esq.